InterPrivate Acquisition Corp.

1350 Avenue of the Americas

New York, New York 10019

February 3, 2020

VIA EDGAR

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	InterPrivate Acquisition Corp.

Registration Statement on Form S-1

File No. 333-235849

Dear Mr. Regan:

InterPrivate Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, February 3, 2020, or as soon thereafter as practicable.

Very truly yours,

INTERPRIVATE ACQUISITION CORP.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chief Executive Officer